Exhibit 1.01

JBT Corporation

Conflict Minerals Report

For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule).

JBT has reason to believe that some of the 3TGs1 present in its supply chain may have originated in the the Democratic Republic of the Congo or an adjoining country (collectively referred to as the “Covered Countries”). We are unable to determine the origin of the 3TG in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, we are required under the Rule to submit to the SEC a Conflict Minerals Report (CMR) as an Exhibit to Form SD. In accordance with the instructions to Form SD, this CMR has not been audited by an independent private sector auditor.

1. Company Overview

This report has been prepared by the management of JBT Corporation (herein referred to as “JBT,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries.

 We are a global technology solutions provider for the food processing and air transportation industries. We design, manufacture, test and service technologically sophisticated systems and products for customers through our JBT FoodTech and JBT AeroTech segments.

JBT FoodTech markets its solutions and services to multi-national and regional industrial food processing companies. The product offerings of our FoodTech businesses include:

• freezer solutions for the freezing and chilling of meat, seafood, poultry, ready-to-eat meals, fruits, vegetables, dairy and bakery products;

• protein processing solutions that portion, coat, fry and cook poultry, meat, seafood, vegetable and bakery products;

• in-container processing solutions for the filling, closing and sterilization of fruits, vegetables, soups, sauces, dairy and pet food products as well as ready-to-eat meals in a wide variety of modern packages;

• fruit and juice processing solutions that extract, concentrate and aseptically process citrus, tomato and other fruits, vegetables and juices; and

• automatic guided vehicles for material handling in the food & beverage, manufacturing, warehouse, automotive, hospital, and printing industries.

1 The term “conflict mineral” is defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country. Gold, columbite-tantalite (coltan), cassiterite and wolframite, and their derivatives, tin, tungsten and tantalum will herein be referred to as the “3TGs.”

JBT AeroTech markets its solutions and services to domestic and international airport authorities, passenger airlines, airfreight and ground handling companies and military forces. The product offerings of our AeroTech businesses include:

• ground support equipment for cargo loading, aircraft de-icing and aircraft towing;

• gate equipment for passenger boarding, on the ground aircraft power and cooling;

• airport services for maintenance of airport equipment, systems and facilities; and

• military equipment for cargo loading, aircraft towing, aircraft power and on the ground aircraft cooling.

We have adopted the following conflict minerals policy:

CONFLICT MINERALS POLICY

John Bean Technologies Corporation (“JBT”) is committed to safeguarding human rights and promoting good business ethics, including a desire to abide by the word and spirit of laws meant to uphold such values around the world. To these ends, JBT is committed to comply with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”), regarding the sourcing of gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, tantalum, tin and tungsten, and the U.S. Secretary of State may designate other minerals in the future (together, the “Conflict Minerals”) from certain mines within the Democratic Republic of Congo and its adjoining countries (together, the “DRC”) as defined in the Act. The Act is intended to reduce a significant source of funding for armed groups that are committing human rights abuses in the DRC and is focused on specific minerals sourced from the DRC. As a publicly-traded company, we are required to make certain disclosures annually to the U.S. Securities and Exchange Commission (the “SEC”) concerning the Conflict Minerals that are necessary to the functionality or production of products that we manufacture or contract to manufacture and whether those conflict minerals support armed groups in the DRC.

JBT takes its obligations under SEC regulations and the laws in countries in which we operate seriously. We are committed to principles of ethical business practice and recognition of the dignity of others, including the responsible sourcing of Conflict Minerals, and we expect that our suppliers share this commitment. We have adopted this policy as part of our efforts to encourage our suppliers to respect human rights and source product in a socially and environmentally responsible manner in compliance with all applicable laws.

In furtherance of our commitment, we instituted an assessment of our supply chain to identify areas where there may be Conflict Minerals use and we work closely with our suppliers to determine the use and origin of such minerals in our supply chain. Furthermore, we follow the processes and procedures set forth in the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”) and have hired outside advisors to advise us in our compliance efforts.

Like many companies, JBT does not directly source conflict minerals from mines, smelters or refiners, and is many levels removed from these market participants. We therefore require the cooperation of our suppliers in the implementation of this policy and in enabling JBT to meet its compliance obligations. In furtherance of this policy, we expect our suppliers to:

•	Put in place procedures for the traceability of Conflict Minerals in their supply chain;

•

Cooperate with our Conflict Minerals due diligence process, which includes providing us, from time to time, with written certifications and other information concerning the origin of Conflict Minerals included in products and/or components supplied to JBT;

•	Maintain reviewable business records supporting the source of Conflict Minerals and supply such records upon request;

•

Adopt policies and procedures with respect to Conflict Minerals consistent with the policy and practices set forth herein and the OECD Guidance, including the adoption of a risk mitigation strategy to respond to identified risks in the supply chain, and communicate such policies and procedures to their personnel, direct suppliers and indirect suppliers; and

•	Require their direct and indirect suppliers to adopt policies and procedures that are consistent with our Conflict Minerals Policy.

Suppliers are encouraged to contact the production teams with whom they regularly conduct business if they have questions concerning this policy. In addition, concerns regarding this policy, or violations, can be reported as follows:

By mail:

JBT Corporation

Attention - Corporate Sourcing

7300 Presidents Drive

Orlando, FL 32809

By email:

cmjbtc@jbtc.com

Our policy regarding Conflicts Minerals is posted on our website under “Investor Relations” “Corporate Governance” and may be accessed via the following link: http://ir.jbtcorporation.com/governance.cfm

2. Description of Reasonable County of Origin Inquiry (RCOI) and RCOI Conclusion

We engaged Assent Compliance Inc. (Assent) to assist in developing our approach to determine reasonable country of origin. Assent is a recognized software and consulting provider supporting companies’ regulatory compliance.

JBT’s RCOI employed a combination of measures to determine whether the necessary 3TGs in JBT products originated from the Covered Countries. JBT’s primary means of determining country of origin of necessary 3TGs was by conducting a supply chain survey through Assent with direct JBT suppliers using the EICC-GeSI Conflict Minerals Reporting Template.

JBT began its scoping process by completing a supplier list extraction from its Preferred Vendor List for JBT’s FoodTech and AeroTech businesses. This list was then filtered to remove:

●	Service Providers/Suppliers
●	Indirect Materials Suppliers
●	Inactive Suppliers (minimum 1 year since last purchase)

It was deemed appropriate to not further filter this list based on the necessity of the presence of 3TGs in the product as JBT could not definitively determine the presence or absence of 3TGs in all parts supplied to them for their products. As part of the EICC-GeSI form, question 1 allows for further scoping as it asks suppliers whether any of the 3TGs are necessary to the functionality or production of their products. Assent conducts additional analysis of the supply chain and, combined with supplier feedback, it determined that no additional FoodTech and AeroTech suppliers surveyed are deemed not in scope.

Assent then conducted the supplier survey portion of the RCOI.

During the supplier survey, suppliers were contacted via the Assent Compliance Manager, a software platform licensed by JBT to log and track supplier communications. This platform also allows suppliers to upload completed EICC-GeSI forms directly to the platform for red flag assessment and management.

Assent communications included training and education on the completion of the EICC-GeSI form to alleviate any remaining confusion with suppliers.

All of these communications were monitored and tracked in Assent's system for future reporting and transparency.

As a result of its assessment, JBT has concluded in good faith that during 2013:

a)	JBT has manufactured or contracted to manufacture products as to which the 3TGs are necessary to the functionality or production of such products.
b)

Based on its RCOI, JBT knows or has reason to believe that a portion of its necessary 3TGs originated or may have originated in the Covered Countries and knows or has reason to believe that those necessary 3TGs may not be from recycle or scrap sources.

Despite having conducted its RCOI, JBT has been unable to determine whether the 3TGs used in its products are DRC conflict free.

3. Due Diligence Process

3.1 Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.

The Due Diligence process, as completed by Assent, is a two-stage data analysis that pushes all supplier responses towards compliance:

●	Stage 1 - Pass/Fail - Did the supplier pass our minimum Pass/Fail criteria from the EICC-GeSI form?

●	Stage 2 - Approved/Rejected - Did the supplier provide supporting evidence to validate its initial EICC response?

The goal is to get all suppliers into the "Approved" status.

During Stage 1, the minimum pass/fail criteria were established. Based on the EICC-GeSI Form, the focus of the pass-fail criteria is on the “company” questions in the lower section of the EICC-GeSI form; questions A, E, H, I (reproduced below) must equal yes. These shed light on a supplier’s compliance to the process, due diligence and responsibility aspects of Conflict Minerals compliance rather than whether they know the source of the 3TGs or whether they have all the answers from all suppliers yet.

At this stage in Conflict Minerals compliance it is well-known that many companies are in the middle of the process and do not have many answers beyond “unknown”. It has been decided that penalizing or failing them for working through the process is likely not the best approach and does not meet the goals or spirit of the Rule.

A. Do you have a policy in place that includes DRC conflict-free sourcing?

E. Have you implemented due diligence measures for conflict-free sourcing?

H. Do you verify due diligence information received from your suppliers?

I. Does your verification process include corrective action management?

When suppliers meet or exceed those criteria (Yes to at least A, E, H, I), they are deemed to have passed. When suppliers fail to meet those criteria, they are deemed to have failed.

Suppliers who fail are contacted for a discussion on their EICC-GeSI form response with the goal of correcting their current status to a Pass. The objective is to allow suppliers to understand the requirements to meet the minimum Pass criteria and to set a timeline for meeting these requirements if they cannot do so immediately. These activities and communications are documented for future reference. They are necessary for reporting and demonstration of due diligence. The long term goal of due diligence is to get all suppliers to meet the pass criteria.

During Stage 2, a supplier typically only goes for verification once it meets the pass criteria. Until that point in time they are still at Stage 1 which is referred to as the “Supplier Corrective Actions” stage. Currently 32% of respondents have gone to formal verification. Assent contacts the suppliers who have met the pass criteria and supporting documentation is requested that validates the claims made on the EICC-GeSI form. Supporting documentation requests include: a copy of the supplier’s conflict minerals policy and an outline of its due diligence and corrective actions measures.

This is also the stage where Assent has begun verifying the smelter information provided by suppliers on the EICC – GeSI form.

A strength of this approach is that it incorporates the first three steps of the OECD Guidance:

●	Establish a Management System
●	Identification of Risk
●	Strategy to Respond to Risk

In special instances, a Supplier can go to Stage 2 even if they failed their EICC-GeSI form or did not submit one. In those cases, Assent may be gathering supporting documentation that supports a claim of DRC Conflict free.

3.2 Management Systems

As described above, JBT has adopted a Conflict Minerals policy which is posted on our website at http://ir.jbtcorporation.com/governance.cfm.

Internal Team

JBT has established a management system for conflict minerals. Our management system includes a Conflict Minerals team sponsored by JBT’s executive management, as well as engineering and sourcing resources within JBT’s business segments. The Conflict Minerals Team includes subject matter experts from relevant functions such as:

●	Controller

●	General Counsel

●	Manager, Corporate Sourcing and Logistics

The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by the Company’s Executive Vice President and Chief Financial Officer, who acts as the executive conflict minerals program manager. Senior management is briefed about the results of our due diligence efforts on a regular basis.

Control systems

We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them from lower tier suppliers. Contracts with our suppliers are frequently in force for three to five years or more and we cannot unilaterally impose new contract terms and flow-down requirements. As we enter into new contracts, or our contracts renew, we are adding a clause to require suppliers to provide information about the source of 3TGs and smelters. It will take a number of years to ensure that all our supplier contracts contain appropriate flow-down clauses. In the meantime, as described below, we are working with selected suppliers to insure they provide the 3TG sourcing information until the contracts can be amended.

With respect to the OECD requirement to strengthen engagement with suppliers, we have, through Assent, provided education on the Conflict Minerals regulation as well as the expectations for a continued business relationship, leveraged the existing communications within the Company, specifically procurement, to encourage their interactions with Assent as well as understand the goals of our due diligence process. Feedback from this engagement will allow us to enhance the training, focus and adapt it to each user’s needs. It has also allowed for our supplier communications to be more focused and ensure expectations are clear going forward.

We have an ethics hotline whereby employees and suppliers can report violations of JBT’s policies. Employees are encouraged to reports concerns about compliance with policies to their managers, their Human Resources manager or company counsel unless they prefer to remain anonymous and utilize the hotline.

We have adopted a policy to retain relevant documentation. Documentation will be retained for a period of five years.

4. Steps to identify and assess risk in the supply chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify all of the suppliers that are upstream from our direct suppliers.

Risks and red flags are identified automatically in the Assent system based on criteria established for supplier responses in the Conflict Minerals Policy and Management System.

Red flag responses are dealt with directly by Assent’s compliance supply chain staff who contact the supplier, gather pertinent data and perform an assessment of the supplier's Conflict Minerals status.

All of the information and findings from this process are stored in a database that can be audited by internal or external parties.

4.1 Design and Implement a Strategy to Respond to Risks

In response to this risk assessment, JBT has an approved risk management plan, through which the conflict minerals program is implemented, managed and monitored.

As part of our risk management plan, to ensure suppliers understand our expectations we have provided both video, recorded training and documented instructions through Assent’s compliance supply chain staff. As the program progresses, contacts via email and phone by JBT business segments will be completed as required to communicate the importance of a response via EICC-GeSI forms to Assent and the required cooperation for compliance to the Conflict Minerals rules will be emphasized.

We expect any of our suppliers whom we have reason to believe are supplying us with 3TG from sources that may support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD guidance. To date, we have found no instances where it was necessary to terminate a contract or find a replacement supplier.

4.2 Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with 3TG smelters and refiners and do not presently perform or direct audits of these entities within our supply chain.

5. Due Diligence Results

Survey Responses

For the sample of suppliers surveyed, 53% have responded via the EICC-GeSI reporting template.

We reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template. We have worked directly with these suppliers to provide revised responses.

Of the 53% of received responses, based on the criteria noted above, 32% of responses failed. These suppliers were contacted for additional information and clarification. Of these suppliers, 10% responded and are still working with Assent to provide sufficient information to progress to Stage 2 of the Due Diligence process.

Below is a summary of the information collected from all supply-chain respondents:

Factor	Percentage
Number of Responses	53%
Suppliers with 3TGs Declared	39% of respondents
Suppliers with 3TGs from the DRC	1% of respondents
No Response	47%
Suppliers deemed Out of Scope	0%

Currently, only 1% of respondents have declared that their 3TGs come from the DRC but it is currently unknown whether they finance conflict.

Smelters or Refiners

The large majority of the responses received provided data at a company or divisional level or, as described above, were unable to specify the smelters or refiners used for components supplied to JBT. We are therefore unable to determine whether the 3TGs reported by the suppliers were contained in components or parts supplied to us. Furthermore, suppliers did not always provide smelters lists nor were the smelter lists consistently completed with smelter identification numbers and therefore we were unable to validate that any of these smelters or refiners are actually in our supply chain.

Responses included the names listed by our suppliers as smelters or refiners but many of these did not include smelter identification. Year 2 of JBT’s conflict minerals program will focus on vetting smelter data including;

●	Working with suppliers to move to the EICC-GeSI reporting template 3.0 where new smelter IDs have been assigned
●	Requiring the use the smelter identification numbers. Supplier responses will not be considered complete without identification numbers.
●	Suppliers will also be requested to inform JBT of the correlation between these smelters and the products and parts they supply to JBT.
●	A comparison of these facilities to the CFSI list of smelters

Efforts to determine mine or location of origin

As noted above, the current efforts focus on gathering smelter information via the EICC-GeSI reporting template and, as the program progresses, requiring full completion of all necessary smelter identification information which will enable the validation and disclosure of the smelters as well as the tracing of the 3TGs to their location of origin. Seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

6. Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary 3TGs in our products could benefit armed groups in the Covered Countries:

a. Include a conflict minerals flow-down clause in new or renewed supplier contracts (part of terms and conditions).

b. Continue to engage our entire supplier base to request information in line with the standards noted.

c. Engage with suppliers via Assent and directly to provide training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

d. Engage any of our suppliers found to be supplying us with 3TG from sources that support conflict in the Covered Countries to establish an alternative source of 3TG that does not support such conflict.

e. Work with the OECD and relevant trade associations to define and improve best practices in accordance with the OECD Guidance.